SE(06000023 ...MMISSION
...gton, D.C. 20549

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SEC FILE NUMBER
8 - 65473

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BTIG, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Sansome Street, 16th Floor
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bernard Notas — 415-248-2200 (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, LLP
(Name -- *if individual, state last, first, middle name*)

500 Ygnacio Valley Road, Suite 200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 29 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bernard M. Notas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BTIG, LLC, as of February 23, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Notary Public

LUPITA MARIA GUTIERREZ
Commission # 1492288
Notary Public - California
San Francisco County
My Comm. Expires May 27, 2008

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BTIG, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2005

BTIG, LLC

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, LLP
500 Ygnacio Valley Road, Suite 200
Walnut Creek, CA 94596
tel 925.946.1300
fax 925.947.1700
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Managing Member of BTIG, LLC

We have audited the accompanying statement of financial condition of BTIG, LLC (the "Company") as of December 31, 2005. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BTIG, LLC as of December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, LLP

Walnut Creek, California
February 15, 2006

BTIG, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2005

ASSETS		
Cash and cash equivalents	$	1,748,963
Receivables from clearing broker, including clearing deposits of $1,017,146		6,759,727
Equipment interest, net		348,750
Other assets		509,395
	$	9,366,835
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accrued commissions	$	2,012,123
Accrued floor brokerage, exchange and clearance fees		364,897
Accounts payable and other accrued expenses		891,483
Total liabilities		3,268,503
Member's equity		6,098,332
	$	9,366,835

See accompanying notes to financial statements.

1. Nature of business

BTIG, LLC, formerly known as Baypoint Trading, LLC, (the "Company") was organized in the State of Delaware in May 2002. The Company is a wholly owned subsidiary of Condor Trading, LLC ("Condor"). The Company received approval to operate and conduct business as a broker-dealer in December 2002, and is registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD"). The Company's operations primarily consist of servicing professional money managers by providing them with research information, trade execution (agency and/or electronic), and prime brokerage services.

Effective June 1, 2005 Condor acquired the assets of BASS Trading, LLC ("BASS") and fully merged the operations of BASS, into the Company's Office of Supervisory Jurisdiction in New York.

2. Summary of significant accounting policies

Cash and Cash Equivalents

The Company considers money market accounts maintained at banking institutions to be cash equivalents.

Equipment Interest

Equipment interest is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Depreciation Method
Equipment interest	5 years	Straight-line

Securities Transactions

Proprietary securities transactions, as well as the profit and loss arising from securities transactions entered into for the account and use of the Company, are recorded on a trade-date basis.

Income Taxes

The Company does not record a provision for income taxes because the member reports its share of the Company's income or loss on its own individual income tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates, but would generally not be material.

3. Equipment interest

Details of equipment interest at December 31, 2005 are as follows:

Hawker 400XP Jet Interest	$	381,250
Less accumulated depreciation		32,500
	$	348,750

4. Net capital requirement

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was approximately $5,090,000, which was approximately $4,840,000 in excess of its minimum requirement of $250,000.

5. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying security positions or conducting securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts regularly. For the year ended December 31, 2005 the Company did not record any losses with respect to off-balance sheet items.

Receivables from the clearing broker are pursuant to the clearance agreements. At December 31, 2005, the Company's receivable from its clearing broker was $6,759,727, of which $1,017,146 which is required to be maintained as a clearing deposit.

6. Concentration risk

Credit Risk

In the normal course of its business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company maintains its cash and cash equivalent balances at a financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000.

6. Concentration risk (continued)

Customer Risk

For the year ended December 31, 2005 the Company had seven customers that generated approximately 25% of the Company's gross revenue.

Management monitors the financial condition of its customers, other brokers and financial institutions and does not anticipate any losses from these counterparties.

7. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision (k)(2)(ii) as all customer transactions are cleared through the clearing broker on a fully disclosed basis.

8. Contingencies

In August of 2004 the Company, as a defendant, settled a Statement for Claim, filed with the NASD, with the plaintiff. At December 31, 2005 $125,000 of a total $250,000 owed to the plaintiff was included in accrued expenses. The Company has added back a deduction for the remaining $125,000 in its net capital calculation.

9. Lease commitments

The Company's current lease agreements for San Francisco, New York, Dallas and Boston expire at various times from the period September 30, 2006, to February 28, 2011. The aggregate future minimum annual rental payments for office space under these lease agreements for the five years subsequent to December 31, 2005 are as follows:

Year ending December 31,		Amount
2006	$	730,830
2007		730,840
2008		637,670
2009		254,100
2010		254,100
Total	**$**	**2,607,540**

10. Subsequent events

From January 1, 2006 through February 15, 2006 the Company paid equity distributions of approximately $600,000.